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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549

                               ------------

                               SCHEDULE 13G
                              (Rule 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS
             FILED PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
            AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)
                           (Amendment No. 2)(*)


                    Smurfit-Stone Container Corporation
            --------------------------------------------------
                             (Name of Issuer)

                       Common Stock, par value $0.01
            --------------------------------------------------
                      (Title of Class of Securities)

                                 832727101
            --------------------------------------------------
                              (CUSIP Number)

                             November 18, 1998
            --------------------------------------------------
               (Date of Event Which Requires Filing of this
                                Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

[ ] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[x] Rule 13d-1(d)


------------
      (*)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No.      832727101            13G                     Page 2 of 13 Pages

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SIBV/MS Equity Investors, L.P.
          13-3580135

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [x]

   3      SEC USE ONLY

   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                        5    SOLE VOTING POWER

                                             -0-

                                        6    SHARED VOTING POWER
          NUMBER OF SHARES
        BENEFICIALLY OWNED BY                112,164
        EACH REPORTING PERSON
                WITH                    7    SOLE DISPOSITIVE POWER

                                             -0-

                                        8    SHARED DISPOSITIVE POWER

                                             112,164

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          112,164

  10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                  [ ]

  11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          Less than 0.1%

  12      TYPE OF REPORTING PERSON*

          PN
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.      832727101            13G                     Page 3 of 13 Pages

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Morgan Stanley Equity Investors Inc.
          13-3504812

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [x]

   3      SEC USE ONLY

   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                        5    SOLE VOTING POWER

                                             -0-

                                        6    SHARED VOTING POWER
           NUMBER OF SHARES
         BENEFICIALLY OWNED BY               112,164
         EACH REPORTING PERSON
                 WITH                   7    SOLE DISPOSITIVE POWER

                                             -0-

                                        8    SHARED DISPOSITIVE POWER

                                             112,164

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          112,164

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                  [ ]

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          Less than 0.1%

   12     TYPE OF REPORTING PERSON*

          CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.      832727101            13G                     Page 4 of 13 Pages

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          The Morgan Stanley Leveraged Equity Fund II, L.P.
          06-6312775

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [x]

   3      SEC USE ONLY

   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                        5    SOLE VOTING POWER

                                             -0-

                                        6    SHARED VOTING POWER
           NUMBER OF SHARES
         BENEFICIALLY OWNED BY               15,187,237
         EACH REPORTING PERSON
                 WITH                   7    SOLE DISPOSITIVE POWER

                                             -0-

                                        8    SHARED DISPOSITIVE POWER

                                             15,187,237

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,187,237

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                  [ ]

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          7.1%

   12     TYPE OF REPORTING PERSON*

          PN
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.      832727101            13G                     Page 5 of 13 Pages

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Morgan Stanley Leveraged Equity Fund II, Inc.
          06-1214256

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [x]

   3      SEC USE ONLY

   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                        5    SOLE VOTING POWER

                                             -0-

                                        6    SHARED VOTING POWER
           NUMBER OF SHARES
         BENEFICIALLY OWNED BY               15,707,937
         EACH REPORTING PERSON
                 WITH                   7    SOLE DISPOSITIVE POWER

                                             -0-

                                        8    SHARED DISPOSITIVE POWER

                                             15,707,937

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,707,937

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                  [ ]

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          7.3%

   12     TYPE OF REPORTING PERSON*

          CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


CUSIP No.      832727101            13G                     Page 6 of 13 Pages

   1      NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Morgan Stanley Dean Witter & Co.
          13-283881

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a)  [ ]
                                                                      (b)  [x]
   3      SEC USE ONLY

   4      CITIZENSHIP OR PLACE OF ORGANIZATION

          Delaware

                                        5    SOLE VOTING POWER

                                             -0-

                                        6    SHARED VOTING POWER
           NUMBER OF SHARES
         BENEFICIALLY OWNED BY               15,820,101
         EACH REPORTING PERSON
                 WITH                   7    SOLE DISPOSITIVE POWER

                                             -0-

                                        8    SHARED DISPOSITIVE POWER

                                             15,820,101

   9      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          15,820,101

   10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
          CERTAIN SHARES*                                                  [ ]

   11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

          7.4%

   12     TYPE OF REPORTING PERSON*

          CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!


Item 1(a).  Name of Issuer:

               Smurfit-Stone Container Corporation

Item 1(b).  Address of Issuer's Principal Executive Offices:

               150 North Michigan Avenue
               Chicago, Illinois 60601-7568

Item 2(a).  Name of Person Filing:

               This statement is filed on behalf of the persons identified in
Item 4 below. In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each person filing this statement acknowledges that it is responsible for the completeness and accuracy of the information concerning that person but is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Item 2(b).  Address of Principal Business Office or, if None, Residence:

               The principal business address of each of SIBV/MS Equity Investors, L.P. ("SIBV/MS"), Morgan Stanley Equity Investors Inc., The Morgan Stanley Leveraged Equity Fund II, L.P. ("MSLEF II") and Morgan Stanley Leveraged Equity Fund II, Inc. is 1221 Avenue of the Americas, New York, New York 10020 and the principal business address of Morgan Stanley Dean Witter & Co. ("MSDW") is 1585 Broadway, New York, New York 10036.

Item 2(c).  Citizenship:

               Each of the persons filing this statement is a United States citizen, a corporation or limited partnership organized under the laws of a state of the United States or a trust created or governed under the laws of a state of the United States.

Item 2(d).  Title of Class of Securities:

               This statement relates to the Company's Common Stock, $0.01 par value per share (the "Common Stock").

Item 2(e).  CUSIP Number:

               832727101

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or
(c), Check Whether the Person Filing is a:

(a)  [ ]  Broker or dealer registered under Section 15 of the Exchange Act.

(b)  [ ]  Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)  [ ]  Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act.

(e)  [ ]  An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

(j)  [ ]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box.  [ ]

Item 4.  Ownership:

               (a) Amount Beneficially Owned, (b) Percent of Class and (c) Deemed Voting Power and Dispositive Power:

               The filing of this statement should not be construed as an admission by any person that such person is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities covered by this statement, other than the securities set forth opposite such person's name in the table below. The table below indicates the beneficial ownership of shares of Common Stock as of December 31, 1998 of the persons filing this statement:

=====================================================================================================
                                                          Beneficial Ownership             %
                                                           as of 12/31/98 (1)      as of 12/31/98 (2)
-----------------------------------------------------------------------------------------------------
SIBV/MS Equity Investors, L.P. (3)                                112,164             Less than 0.1
Morgan Stanley Equity Investors Inc. (3)                          112,164             Less than 0.1
The Morgan Stanley Leveraged Equity Fund II, L.P. (4)          15,187,237                       7.1
Morgan Stanley Leveraged Equity Fund II, Inc. (4)              15,707,937                       7.3
Morgan Stanley Dean Witter & Co. (5)                           15,820,101                       7.4
=====================================================================================================

               (1) Each person has sole voting and dispositive power with respect to the shares shown as beneficially owned, except as indicated below.

               (2) Based on the 214,959,041 shares outstanding as of December 31, 1998.

               (3) The sole general partner of SIBV/MS is Morgan Stanley Equity Investors Inc., a wholly-owned subsidiary of MSDW. Morgan Stanley Equity Investors Inc. may be deemed to have shared voting and dispositive power with respect to shares held by SIBV/MS. Morgan Stanley Equity Investors Inc. does not own directly any shares.

               (4) The sole general partner of MSLEF II is Morgan Stanley Leveraged Equity Fund II, Inc., a wholly-owned subsidiary of MSDW. Morgan Stanley Leveraged Equity Fund II, Inc. may be deemed to have shared voting and dispositive power with respect to shares held by MSLEF II. Morgan Stanley Leveraged Equity Fund II, Inc. owns directly 520,700 shares or approximately 0.2% of the shares outstanding as of December 31, 1998.

               (5) MSDW may be deemed to have shared voting and dispositive power with respect to shares held by SIBV/MS, Morgan Stanley Equity Investors Inc., MSLEF II and Morgan Stanley Leveraged Equity Fund II, Inc. See Footnotes 3 and 4 above. MSDW does not own directly any shares.

Item 5. Ownership of Five Percent or Less of a Class:

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

               Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

               Not applicable.

Item 8. Identification and Classification of Members of the Group:

               See Exhibit 1.

Item 9. Notice of Dissolution of Group:

               Not applicable.

Item 10. Certifications:

               Not applicable.



                                 SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 1999
                            THE MORGAN STANLEY LEVERAGED
                            EQUITY FUND II, L.P.

                            By: Morgan Stanley Leveraged Equity Fund II, Inc., its general partner


                            By: /s/ Peter R. Vogelsang
                                ------------------------------------
                                Name:  Peter R. Vogelsang
                                Title: Secretary



                            MORGAN STANLEY LEVERAGED EQUITY
                            FUND II, INC.


                            By: /s/ Peter R. Vogelsang
                                ------------------------------------
                                Name:  Peter R. Vogelsang
                                Title: Secretary



                            MORGAN STANLEY DEAN WITTER & CO.


                            By: /s/ Peter R. Vogelsang
                                ------------------------------------
                                Name:  Peter R. Vogelsang
                                Title: Authorized Signatory



                            SIBV/MS EQUITY INVESTORS, L.P.


                            By: /s/ Peter R. Vogelsang
                                ------------------------------------
                                Name:  Peter R. Vogelsang
                                Title: Secretary



                            MORGAN STANLEY EQUITY INVESTORS INC.


                            By: /s/ Peter R. Vogelsang
                                ------------------------------------
                                Name:  Peter R. Vogelsang
                                Title: Secretary



               Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).


                               Exhibit Index


                                                                  Page
                                                                  ----
Exhibit 1      --        Group Members                             13